Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2003


                        VOTORANTIM CELULOSE e PAPEL S.A.


                        (Votorantim Pulp and Paper Inc.)
                 (Translation of registrant's name into English)


                  Alameda Santos, 1357-8 [degree symbol] andar
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file reports under cover Form 20-F or Form 40-F.

                     Form 20-F (X)      40-F  ( )


Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes       ( )      No    (X)


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______________.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934 , the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        VOTORANTIM CELULOSE e PAPEL S.A.
                                                 (Registrant)



Date:  April 14, 2002                   By: //s//Valdir Roque
                                            ------------------------------------
                                            Name:  Valdir Roque
                                            Title: Chief Financial Officer

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                                  Exhibit Index


99.1 Shareholders of Votorantim Celulose e Papel S.A. are hereby invited to the Annual Shareholders Meeting, to beheld at 4:30 p.m.